Mail Stop 3561

December 22, 2006

Via US Mail and Facsimile

Mr. Silvano Cassano
Chief Executive Officer
Via Villa Minelli 1
31050 Ponzano Veneto
TV, Italy

> **Re:** **Benetton Group S.p.A.**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed June 27, 2006**
> **Form 6-K filed October 10, 2006**
> **File No. 001-10230**

Dear Mr. Cassano:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 6-K filed October 10, 2006

General

1. We note that your 6-K filed on October 10, 2006, states that your subsidiary Bencom S.r.l. opened a branch in Iran with a view to developing trade there. We

also note that on your website you list store locations in Cuba, Iran and Syria.  In light of the fact that Cuba, Iran and Syria have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls, please describe for us the extent and nature of your past, current, and anticipated contacts with those countries, whether through subsidiaries, licensees or other direct or indirect arrangements.

2.  Discuss the materiality to you of any contacts with Cuba, Iran and Syria, individually and in the aggregate, and advise us of your view as to whether those contacts, if any, constitute a material investment risk for your security holders.  In your response, please address materiality in quantitative terms, including the dollar amount of any associated revenues, assets or liabilities. Please also address materiality in terms or qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism.  The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries.  The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism.  In addition, Florida requires that issuers disclose in their prospectuses any business contacts with Cuba or persons located in Cuba.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Cuba, Iran and Syria.

Form 20-F for the fiscal year ended December 31, 2005

Item 5:  Operating and Financial Review and Prospects

A. Operating results

Consolidated Statement of Income

3.  Please revise your discussion of the company's results of operations to discuss the changes in the financial statement line items corresponding to the audited financial statements you have provided.   We note the audited financial statements

have been prepared using the nature of expense method presumably because it provides the most relevant and reliable presentation. If you want to provide a discussion based on financial statements prepared by function of expenses as reconciled in Note 27, the discussion should be a supplement to and not in lieu of the discussion required on the primary financial statements presented in the document. Please refer to the Instructions to Item 5 of Form 20-F.

4.  We note your presentation of non-recurring expenses (income) after ordinary operating results and before operating profit. Please tell us what consideration you gave to IAS 1 BC14-18 including, but not limited to, the requirement that no items are to be presented as arising from outside the entity's ordinary activities. Also, in this regard, we note the reconciliation you refer to in Note 27 of the audited financial statements does not reflect the line item non-recurring expenses (income). Please advise or revise.

5.  Please explain to us the change in the write-downs of doubtful accounts and provisions for risks which are significantly less in 2005 as compared to 2004 and expand your disclosure accordingly in future filings.

Financial Statements

Consolidated Income Statement

6.  Please tell us what consideration you gave to paragraph 82(b) of IAS 1. In this regard, we note you have presented net financial expenses and exchange differences on the face of your income statement rather than a gross amount of finance costs.

Note 4. Accounting standards and policies

Application of IFRS

7.  You disclose that your financial statements have been prepared in accordance with IFRS as adopted by the European Union. Release No. 33-8567 "First-Time Application of International Reporting Standards," permits IFRS adopters to present only two years of audited IFRS financial statements instead of three years for their first year of reporting under IFRS. To be eligible for this accommodation, a company must disclose explicitly in its filing that its financial statements comply with IFRS as published by the IASB. Please tell us and include in your disclosure an explicit and unreserved statement of your compliance with IFRS as published by the IASB. Explain why your current disclosure qualifies you for this accommodation. See also General Instruction G of Form 20-F.

Note 5. Valuation criteria

Revenues

8.  Please tell us your accounting policies for sales returns and include disclosure of
    your policies in future filings along with your allowance for sales returns in
    Schedule II.

Property, plant and equipment

9.  Please advise or expand your disclosure in future filings to provide your policies
    for borrowing costs including the amount capitalized during the period and the
    rate used to determine the amount of any borrowing costs capitalized. See IAS
    23, paragraph 29.

Impairment losses for non-financial assets

10. Please expand your disclosure in future filings to clarify whether or not your
    business segments and cash-generating units are the same. Reference is made to
    IAS 36. Please show us what your disclosure will look like revised.

Note 27. Supplementary information

Retirements benefit obligations

11. Please revise in future filings to provide all of the applicable disclosures required
    by IAS 19, paragraph 120A including but not limited to, for example fair value of
    plan assets, unrecognized past service costs and whether or not any plan assets are
    pledged as security.

Impairment test procedure

12. Please describe to us the events and circumstances that led to the recognition of
    the commercial assets impairment charges as required by IAS 36, paragraph 130
    and expand your disclosure accordingly in future filings.

Operating lease contracts

13. Please provide all of the disclosures required by IAS 17, paragraph 35, as
    applicable, including, but not limited to, a description of your significant leasing
    arrangements.

Note 29. Summary of significant differences between IFRS and U.S. GAAP

14. We note you have provided an audited reconciliation from IFRS as adopted by the European Union to US GAAP and that IFRS as adopted by the EU is in all material respects in accordance with full IFRS as published by the IASB.  Please provide disclosure of any reconciling items between IFRS as adopted by the EU and IFRS as published by the IASB.  If your application of full IFRS as published by the IASB would result in no changes to your financial statements, please revise your disclosures in future filings to state this fact.

Note 30. Other additional information

15. We note your 33.3% interest in Consorzio Generazione Forme – Co.Ge.F. and 25% interest in Real Estate Russia Z.A.O. are carried at cost.  Please tell us what consideration you gave to the equity method of accounting under IFRS and US GAAP.

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter keying your responses to our comments and provide any requested supplemental information.  Please submit your response letter on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters.  You may contact Jack Guggenheim at (202) 551-3523 with questions about the general comments.  Please contact me at (202) 551-3841 with any other questions.

Sincerely,


Michael Moran
Branch Chief